SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Banyan Corporation
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   06682M301
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                                 (CUSIP Number)

                                  Noel Guardi
                       3224 S. Newcombe St., Suite 2105
                              Lakewood, CO 80227
                                  303-969-8886
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/03/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 06682M301
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Gelmon, Cory
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Canada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        16100000

    (8) Shared voting power:
        63897

    (9) Sole dispositive power:
        16100000

    (10) Shared dispositive power:
         63397

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(11) Aggregate amount beneficially owned by each reporting person.

     16163397
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
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(13) Percent of class represented by amount in Row (11).

     26%
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(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

----------
(1) Excludes 5,023,833 shares the issuer is obligated to issue to Cory Gelmon in connection with that certain Offer to Purchase Franchise Support Network, Inc. between the issuer and the Gelmons. These shares were valued at the market price of $.03 per share as of May 7, 2001, the date of the offer. The issue of these shares has been deferred by the parties until the issuer will have enough authorized shares available to issue to Cory Gelmon. Cory Gelmon disclaims beneficial ownership of these shares.

Page 2 of 5 Pages

CUSIP No. 06682M301
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Gelmon, Michael
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Canada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        8500000

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        8500000

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     8500000
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     12%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

----------
(1) Excludes 5,023,833 shares the issuer is obligated to issue to the Michael Gelmon in connection with that certain Offer to Purchase Franchise Support Network, Inc. between the issuer and the Gelmons. These shares were valued at the market price of $.03 per share as of May 7, 2001, the date of the offer. Also excludes 6,600,000 shares that Michael Gelmon returned to the issuer for cancellation as a capital contribution on August 25, 2004. The issuer intends to repay this capital contribution by issuing 6,600,000 shares to Michael Gelmon when enough shares are available to issue to Michael Gelmon. The issue of all of the forgoing shares has been deferred by the parties until the issuer will have enough authorized shares available to issue to Michael Gelmon. Michael Gelmon disclaims beneficial ownership of all of the forgoing shares.

Page 3 of 5 Pages

Item 1. Security and Issuer.

           This schedule relates to the Class A Common Stock of Banyan Corporation (the "issuer"), an Oregon corporation having its principal executive offices at Suite 500, 1925 Century Park East, Los Angeles, CA 90067 (telephone 1-800-808-0899)

Item 2. Identity and Background.

          (a) The individuals filing this schedule are Cory Gelmon and Michael Gelmon (hereinafter collectively referred to as the "Gelmons").

          (b) The residence address of Cory Gelmon is 3109 Roxboro Glen Road SW, Calgary, Alberta T2S179. The residence address of Michael Gelmon is 7008 Kootenay Street SW, Calgary, Alberta T2V2M3.

          (c) Cory Gelmon is the President and Chief Financial Officer of the issuer. Michael Gelmon is the Chief Executive Officer of the issuer.

          (d) Cory Gelmon and Michael Gelmon have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

          (e) Cory Gelmon and Michael Gelmon were not during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Canada

Item 3. Source and Amount of Funds or Other Consideration.

           On May 7, 2001, 500,000 options exercisable at $.05 per share until July 29, 2007 were issued to each of the Gelmons for services as a director and officer in connection with those certain Management Agreements, as amended, between the issuer and the Gelmons dated May 7, 2001.

           One million shares were issued to each of the Gelmons in connection with that certain Offer to Purchase (Intellectual Property) from the Gelmons between the issuer and the Gelmons on May 7, 2001. These shares were valued at the market price of $.03 per share as of May 7, 2001, the date of the offer.

           On April 9, 2003, 12,000,000 shares were issued to each of the Gelmons in connection with that certain Offer to Purchase Franchise Support Network, Inc. between the issuer and the Gelmons dated May 7, 2001. These shares were valued at the market price of $.03 per share as of May 7, 2001, the date of the offer. Two million four hundred thousand of these shares were given to two shareholders of the issuer by each of the Gelmon's to satisfy their obligations to compensate the shareholders for consulting services rendered in connection with the acquisition of Franchise Support Network. The issuance of an additional 5,023,833 shares to each of the Gelmons under this offer has been deferred by the parties until the issuer will have enough authorized shares available to issue to them. The Gelmons disclaim beneficial ownership of these shares.

           On October 15, 2002, 1,000,000 options exercisable at $.10 until October 15, 2007 were issued to each of the Gelmons for services as directors and officers.

           On August 10, 2003, 1,000,000 options exercisable at $.18 until August 10, 2008 were granted to each of the Gelmons for services as directors and officers.

           Five hundred thousand shares were issued the Gelmons on July 29, 2002 for consideration in the form of personal guarantees by the Gelmons of indebtedness of an affiliate of the issuer and the Gelmons on behalf of the issuer in connection with a business acquisition by the issuer. On July 29, 2002, Michael Gelmon gave his 500,000 shares to his former wife as a gift and he is no longer the beneficial owner of these shares.

           On November 12, 2002, Cory Gelmon and his wife jointly purchased 40,000 shares in the over-the-counter market for $3,318 in cash. On January 12, 2004, Mr. and Mrs. Gelmon sold 6,603 shares in the over-the-counter market. On May 19, 2004, Mr. and Mrs. Gelmon jointly purchased 30,000 shares in the over-the counter market for $5100 in cash.

           On August 25, 2004, Michael Gelmon returned 9,600,000 shares to the issuer for cancellation as a capital contribution. The issuer intends to repay the captial contribution by issuing 9,600,000 shares to him when enough shares are available. On December 5, 2004, the issuer repaid 3,000,000 shares to Michael Gelmon.

           On November 1, 2004, 2,500,000 options exercisable at $.14 until November 1, 2009 were granted to each of the Gelmon's in consideration for their services as directors and officers.

           Effective November 8, 2004 (the "Closing Date"), the issuer entered into a Securities Purchase Agreement with AJW Partners, Inc., AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (hereinafter collectively referred to as the "Buyers") and ancillary agreements as hereinafter described (collectively the "Transaction Agreements"). Under the Securities Purchase Agreement, the issuer agreed to sell the Buyers a total of $3,000,000 in Callable Secured Convertible Notes (the "Notes") due November 8, 2006 with 10% annual interest. The Buyers may convert the Notes into shares at the lower of $.22 per share or 40% of the three lowest intraday trading prices during the twenty trading days prior to conversion.

           The issuer agreed to issue to the Buyers Stock Purchase Warrants (the "Warrants") to purchase one share at $.40 per share for each one dollar of Notes purchased by the Buyers. The Warrants expire November 8, 2009.

           Payment of the Notes is secured by all of the assets of the issuer pursuant to a Security Agreement and an Intellectual Property Security Agreement.

           Pursuant to a Registration Rights Agreement the issuer agreed to file a registration statement to register on request by the Buyers the shares underlying the Notes and Warrants.

           Michael Gelmon and Cory Gelmon each entered into a Guaranty and Pledge Agreement to provide additional security for performance by the issuer of the Notes and other Transaction Agreements. Michael Gelmon pledged to the Buyers 1,000,000 shares he now owns of record and the 9,600,000 shares the issuer owes him. Cory Gelmon pledged to the Buyers 11,100,000 shares he owns of record.

           The issuer will be subject to the payment of certain penalties and damages in the event it does not satisfy its obligations under the Transaction Agreements including those with respect to registration of the shares underlying the Notes and Warrants.

           If all of the Notes are converted and/or if certain conversion limitations are disregarded, Buyers are the beneficial owners of 5% or more of the issuer's outstanding shares. In the event the issuer defaults under the Transaction Agreements, the Buyers may become the record and beneficial owners with voting and investment authority of the shares pledged by the Gelmons.

Item 4. Purpose of Transaction.

           The purpose of the Management Agreements between the issuer and the Gelmons was to retain them as the directors and officers of the issuer.

           The purpose of the Offer to Purchase (Intellectual Property) was the acquisition by the issuer from the Gelmons of a development plan for a business known as Chiropractic USA.

           The purpose of the Offer to Purchase Franchise Support Network, Inc. was the acquisition by the issuer of the Gelmons' ownership and controlling interest in Franchise Support Network, a corporation organized under the laws of the Province of Alberta.

           The effect of the foregoing agreements was a change in business and control of the issuer.

           The purpose of the granting of options to the Gelmons was to compensate them for services as directors and officers.

           The purpose of the personal guarantee by the Gelmons was to faciliate a business acquisition by the issuer.

           The purpose of the Guaranty and Pledge Agreement was to provide additional security for a loan to the issuer.

           The purpose of the purchase of 70,000 shares by Cory Gelmon and his wife was investment.

Item 5. Interest in Securities of the Issuer.

          (a) The aggregate number and percentage of the Class A Common Stock by Cory Gelmon are 16,163,397 and 26%, respectively.

              The aggregate number and percentage of Class A Common Stock beneficially owned by Michael Gelmon are 8,500,000 and 12%, respectively.

              The aggregate number and percentage of Class A Common Stock beneficially owned by the Gelmons as a group are 21,663,397 and 38.1%, respectively.

              These figures exclude 5,023,833 shares the issuer is obligated to issue to each of the Gelmons in connection with that certain Offer to Purchase Franchise Support Network, Inc. between the issuer and the Gelmons. These shares were valued at the market price of $.03 per share as of May 7, 2001, the date of the offer. These figures also exclude 6,600,000 shares the issuer is obligted to issue to Michael Gelmon to repay his capital contribution described in Item
              3. The issue of all of the foregoing shares has been deferred by the parties until the issuer will have enough authorized shares available to issue to the Gelmons. The Gelmons disclaim beneficial ownership of these shares.

              Approval by the shareholders of the issuer of an increase in its authorized capital stock will be necessary for the issuer to have enough shares available to meet its obligation sto issue to Michael Gelmon 6,600,000 the 5,023,833 shares to be issued to each of the Gelmons in connection with the offer discussed above, and the 4,500,000 shares each underlying the Gelmons' stock options.

              These figures include 4,500,000 options owned by each of the Gelmons.

          (b) With respect to Cory Gelmon, the aggregate number of shares as to which there is sole power to vote or to direct the vote and to dispose or to direct the disposition is 16,100,000, and the aggregate number of shares as to which there is shared power to vote or to direct the vote and to dispose or to direct the disposition is 63,397.

              With respect to Michael Gelmon, the aggregate number of shares as to which there is sole power to vote or to direct the vote and to dispose or to direct the disposition is 8,500,000, and the aggregate number of shares as to which there is shared power to vote or to direct the vote and to dispose or to direct the disposition is -0-.

          (c) No transactions in Class A Common Stock were effected by the Gelmons during the past sixty days or since the most recent filing of Schedule 13D, except for the receipt of options and the Guaranty and Pledge Agreements described in Item 3.

          (d) Other than the Gelmons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that Cory Gelmon and Michael Gelmon each entered into a Guaranty and Pledge Agreement as described in Item 3.

Item 7. Material to be Filed as Exhibits.

           Except as filed herewith, there are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) or written agreements, contracts, understandings or arrangements relating to:

           (1) the borrowing of funds to finance the acquisition as disclosed in
           Item 3;

           (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and,

           (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6. guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Exhibit 1. Management Agreement between the issuer and Cory Gelmon, dated May 7, 2001. (1)

           Exhibit 2. Management Agreement between the issuer and Michael Gelmon, dated May 7, 2001. (1)

           Exhibit 3. Offer to Purchase (Intellectual Property) between the issuer and the Gelmons, dated May 7, 2001. (1)

           Exhibit 4. Offer to Purchase Shares of Franchise Support Network, Inc. between the issuer and the Gelmons, dated May 7, 2001. (1)

           Exhibit 5.  Form of Guaranty and Pledge Agreement (2)

           (1) Filed as an exhibit to the Schedule 13D of Cory Gelmon and Michael Gelmon filed May 7, 2004, file no. 005-60421.

           (2) Incorporated by reference to Exhibit 10.7 of the Form 10-QSB of the issuer filed November 22, 2004, file no. 000-26064.

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Cory Gelmon and Michael Gelmon

Date: 12/09/2004                      /s/ Cory Gelmon
                                      Name:  Cory Gelmon

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages